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                                                              EXHIBIT 11(a)(9)



            [L-3 Communications Letterhead]

CONTACT: Cynthia Swain
         Vice President, Corporate Communications
         L-3 Communications
         212-697-1111

         Morgan-Walke Associates
         June Filingeri, Jeffrey Zack
         Media Contacts: Richard Dukas, Ann Travers
         212-850-5600


                L-3 COMMUNICATIONS COMPLETES CASH TENDER OFFER
                           FOR MICRODYNE CORPORATION
                  -- Acquires 91.9% Of Microdyne's Shares --



     NEW YORK, NY, January 8, 1999 -- L-3 Communications (NYSE:LLL) today announced that it has successfully completed its previously announced cash tender offer for all of the outstanding common stock of Microdyne Corporation (NASDAQ:MCDY) for $ 5.00 per share. As of January 7, a total of approximately 12,049,673 shares, representing approximately 91.9% of the outstanding shares of Microdyne, were validly tendered and not properly withdrawn pursuant to the offer.

     L-3 Communications, through its wholly owned subsidiary making the offer, has accepted for purchase all the shares validly tendered and not properly withdrawn prior to the expiration of the offer on January 7, 1999. As soon as practicable, Microdyne will be merged with the subsidiary and Microdyne shares not purchased in the offer will convert into the right to receive $5.00 in cash.

     L-3 Communications is a leading merchant supplier of secure communication systems and products, microwave components, avionics and ocean systems and telemetry, instrumentation, space and wireless products. Its customers include the Department of Defense, selected U.S. government intelligence agencies, aerospace an defense prime contractors, foreign governments and commercial telecommunications and cellular customers.

     Headquartered in Alexandria, Virginia, Microdyne is a premier global developer and manufacturer of aerospace telemetry receivers, secure communications and technical support services, including specialized telemetry high-frequency radios used in aerospace and satellite communications for data gathering and analysis. The company also provides products for the government and commercial segments of the U.S. signal intelligence industry and support and repair services for electronic products companies.